 February 7, 2011

Securities and Exchange Commission
100 F Street N. E.
Washington, D.C. 20549

Re:	Xtreme Oil & Gas, Inc., Inc. File No. 333-168484 Form S-l

Dear Mr. SchwaI,

The undersigned, Xtreme Oil & Gas, Inc., respectfully requests that the effective date of its Registration Statement on Form S-l relating to shares of its Common Stock be accelerated and that such Registration Statement be permitted to become effective at 4:00 p.m. eastern time on February 9, 2011, or as soon as practicable thereafter.

Very truly yours,

/s/  Willard G. McAndrew III

Willard G. McAndrew III,
Chief Executive Officer